Exhibit 12(a)

PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)

	2001	2000	1999	1998	1997

Fixed charges, as defined:
Interest on long-term debt	$351	$323	$233	$203	$196
Interest on short-term debt and other interest	44	64	47	33	26
Amortization of debt discount, expense and premium - net	17	5	4	2	2
Interest on capital lease obligations
Charged to expense		4	9	8	9
Capitalized			1	2	2
Estimated interest component of operating rentals	36	25	20	18	15

Total fixed charges	$448	$421	$314	$266	$250

Earnings, as defined:
Net income (a)	$167	$491	$492	$379	$296
Preferred security dividend requirements	52	26	26	25	24
Less undistributed income of equity method investments	20	74	56	3	(25)

	199	443	462	401	345

Add (Deduct):
Income taxes	261	294	174	259	238
Amortization of capitalized interest on capital leases		2	2	2	2
Total fixed charges as above (excluding capitalized interest on capital lease obligations)	448	421	313	264	248

Total earnings	$908	$1,160	$951	$926	$833

Ratio of earnings to fixed charges (b)	2.0	2.8	3.0	3.5	3. 3

Fixed charges and preferred dividend requirements:
Fixed charges above	448	421	314	266	250
Preferred dividend requirements	64	31	30	31	33

Total	$512	$452	$344	$297	283

Ratio of earnings to fixed charges and preferred dividend requirements (c)	1.8	2.6	2.8	3.1	2.9

(a)	2001, 2000, 1999 and 1998 net income excluding extraordinary items, minority interest and the cumulative effect of a change in accounting principle.
(b)	Based on earnings excluding unusual items, the ratio of earnings to fixed charges are: 2001, 3.2; 2000, 2.7; 1999, 2.8; 1998, 3.1; and 1997, 3.5.
(c)	Based on earnings excluding unusual items, the ratio of earnings to fixed charges and preferred dividend requirements are: 2001, 2.8; 2000, 2.5; 1999, 2.7; 1998, 2.8; and 1997, 3.1.